Filed by ActivCard Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) under the Securities
Exchange Act of 1934
Subject Company: ActivCard S.A.
Registration Statement No. 333-100067
Date: January 23, 2003

[ACTIVCARD LOGO]
Memorandum

To:	ActivCard Security Holders

From:	Blair Geddes
Chief Financial Officer

Re:	Clarification of Shareholder Options for Exchange Offer during Tender Period

Date:	January 22, 2003

As you may be aware, ActivCard SA formed a new company in the State of Delaware for the purpose of moving the domicile of the publicly traded company in the ActivCard group from France to the United States. This Delaware company, ActivCard Corp., is offering to exchange one share of its common stock for each ActivCard SA common share and each ActivCard SA American depositary share, or "ADS". The purpose of this memorandum is to clarify the choices you may have in the exchange offer as a holder of ActivCard SA common shares or ADSs. The expiration date of the exchange offer is February 3, 2003.

IF YOU ARE A HOLDER OF ACTIVCARD SA COMMON SHARES OR ADSs AND YOU HAVE NOT YET RECEIVED INFORMATION REGARDING THE TENDER OFFER, YOU SHOULD CONTACT INNISFREE M&A INCORPORATED IMMEDIATELY AT THE TELEPHONE NUMBERS LISTED BELOW.

IF YOU HOLD ACTIVCARD SA SHARES OR ADSs, YOU ARE REQUIRED TO TAKE ACTION PRIOR TO FEBRUARY 3, 2003, if you want to participate in exchange offer and receive shares of the new publicly listed company. YOUR SHARES OR ADSs WILL NOT BE AUTOMATICALLY EXCHANGED IN THE EXCHANGE OFFER.

WARNING: IF YOU DO NOT EXCHANGE YOUR SHARES OR ADSs OF ACTIVCARD SA PRIOR TO FEBRUARY 3, 2003, YOU WILL BE CHOOSING TO NOT PARTICIPATE IN THE EXCHANGE OFFER. IF THE EXCHANGE OFFER CLOSES, YOU WILL CONTINUE TO HOLD SHARES IN ACTIVCARD SA, WHICH WILL NO LONGER BE TRADED ON THE NASDAQ NATIONAL MARKET OR NASDAQ EUROPE.

IF YOU CHOOSE TO PARTICIPATE IN THE EXCHANGE OFFER, WHICH EXPIRES FEBRUARY 3, 2003:

IF YOU ARE AN ACTIVCARD SA SHAREHOLDER AND YOU WANT TO PARTICIPATE IN THE EXCHANGE OFFER, you must contact your broker and advise them that you wish to exchange your ActivCard SA shares for shares in ActivCard Corp. If you do not have a broker, please call the information agent at the number set forth below.

IF YOU ARE AN ACTIVCARD SA ADS HOLDER AND YOU WANT TO PARTICIPATE IN THE EXCHANGE OFFER, you must contact your broker and advise them that you wish to exchange your ActivCard SA ADSs for shares in ActivCard Corp. If you do not have a broker, please call the information agent at the number set forth below.

IF YOU DO NOT EXCHANGE YOUR SHARES OR ADS PRIOR TO FEBRUARY 3, 2003:

IF YOU ARE AN ACTIVCARD SA SHAREHOLDER OR ADS HOLDER AND YOU DO NOT WANT TO PARTICIPATE IN THE EXCHANGE OFFER, you do not need to take any action and you will continue to hold shares or ADSs in ActivCard SA.

IF YOU ARE AN ACTIVCARD SA SHAREHOLDER AND YOU DO NOT EXCHANGE YOUR SHARES OF ACTIVCARD SA PRIOR TO FEBRUARY 3, 2003 AND THE EXCHANGE OFFER IS COMPLETED, you will continue to hold shares in ActivCard SA. However, the listing of the ActivCard SA shares on Nasdaq Europe will be transferred to ActivCard Corp. upon completion of the exchange offer. As a result, your ActivCard SA shares will no longer be traded on Nasdaq Europe. There will likely no longer be a public market for shares of ActivCard SA and you may not be able to trade these shares.

IF YOU ARE AN ACTIVCARD SA ADS HOLDER AND YOU DO NOT EXCHANGE YOUR ADSs OF ACTIVCARD SA PRIOR TO FEBRUARY 3, 2003 AND THE EXCHANGE OFFER IS COMPLETED, you will continue to hold ADSs that are convertible into common shares of ActivCard SA. However, the listing of the ADSs on the Nasdaq National Market will be transferred to ActivCard Corp. upon completion of the exchange offer. As a result, the ADSs will no longer be traded on the Nasdaq National Market. There will likely no longer be a public market for the ADSs and you may not be able to trade these securities.

YOUR SHARES OR ADSs OF ACTIVCARD SA WILL NOT BE AUTOMATICALLY EXCHANGED IN THE OFFER.

IF YOU DO NOT ACT BY EXCHANGING YOUR SHARES OR ADSs OF ACTIVCARD SA BY FEBRUARY 3, 2003, YOU WILL BE CHOOSING NOT TO PARTICIPATE IN THE EXCHANGE OFFER. IF THE EXCHANGE OFFER CLOSES, YOU WILL CONTINUE TO HOLD SHARES IN ACTIVCARD SA, WHICH WILL NO LONGER BE TRADED ON THE NASDAQ NATIONAL MARKET OR NASDAQ EUROPE.

ADDITIONAL INFORMATION:

If you have any questions regarding the exchange offer, you should call the information agent, Innisfree M&A Incorporated as follows:

•	Shareholders or ADS holders in the European Union, call toll-free at 00-800-7710-9970

•	Shareholders or ADS holders in the U.S. and Canada, call-toll free at 1-877-750-5836

•	Banks, Brokers and Others, call collect at 212-750-5833

Innisfree M&A Incorporated is acting on behalf of ActivCard as information agent for this exchange offer.

We have filed a registration statement, including a prospectus, and other related documents with the Securities and Exchange Commission, or SEC, in connection with the exchange offer. We urge investors to read these documents because they contain important information regarding ActivCard and the exchange offer. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC's website at www.sec.gov. You can click the following for a direct link to our prospectus dated December 31, 2002: Prospectus filed pursuant to Rule 424(b)(3).

[Posted to the ActivCard website (www.activcard.com) on 1/23/03.]